SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA -COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

Publicly Held Company

CVM Registration no. 1431-1SEC (CUSIP)

Registration 20441B407 –Preferred “B”SEC (CUSIP)

Registration 20441B308 –Common

LATIBEX Registration 29922 –Preferred “B”

Copel's Board of Directors at the 212th Ordinary Meeting, on March 17, 2021, in accordance with the Dividend Policy approved on January 20, 2021, decided to distribute interim earnings, based on the profit retention reserve, to shareholders with position on March 31, 2021, in the amount of R$1,507,448,948.14 (one billion, five hundred and seven million, four hundred and forty-eight thousand, nine hundred and forty-eight reais and fourteen cents), of which, of this amount, gross amount of R$134,192,338.44 (one hundred and thirty-four million, onehundred and ninety-two thousand, three hundred and thirty-eight reais and forty-four cents), will be credited to the shareholders in the form of interest on capital own.

1.	DISTRIBUTION OF PROVENTS

1.1.	DIVIDENDS
1.1.1.	Gross amount: R$1,373,256,609.70
1.1.2.	Amount of earnings per share
1.1.2.1.	R$ 0.47929189 per common share –ON (post split)
1.1.2.2.	R$ 0.52722110 per class “A” preferred share –PNA (post split)
1.1.2.3.	R$ 0.52722110 per class “B” preferred share –PNB(post split)
1.1.3.	Position with right: 03.31.2021
1.1.4.	“Ex-dividend” date: 04.01.2021 inclusive

1.2.	INTEREST ON EQUITY
1.2.1.	Gross amount: R$134,192,338.44
1.2.2.	Amount of earnings per share
1.2.2.1.	R$0.04683557 per common share – ON (post split)
1.2.2.2.	R$0.05151910 per class “A” preferred share – PNA (post split)
1.2.2.3.	R$0.05151910 per class “B” preferred share – PNB (post split)
1.2.3.	Position with right: 03.31.2021
1.2.4.	Ex-interest date: 04.01.2021 inclusive
1.2.5.	Taxation: 15.00%, as established by Law 9.249/95
1.2.5.1.	Legal entities, which are characterized by Brazilian law, EXEMPT from withholding income tax, must prove this situation with the registrar (address in item 3.1), by means of a document issued by the Federal Revenue Service, or a court decision, or a statement referring to Law endorsing the exemption.

1.3.	FORM OF PAYMENT
1.3.1.	Credit in bank current account (according to shareholder registration data).

1.4.	PAYDAY

1.4.1.	R$1,250,000,000.00, as interim dividends, will be paid on April 30, 2021.
1.4.2.	Amount of earnings per share
1.4.2.1.	R$0.43627306 per common share – ON (post split)
1.4.2.2.	R$0.47990038 per class “A” preferred share – PNA (post split)
1.4.2.3.	R$0.47990038 per class “B” preferred share – PNB (post split)

1.4.3.	R$257,448,948.14, will be paid by the end of the 2021 fiscal year, on a date to be subsequently disclosed and approved by the Board of Directors, composed by:

1.4.3.1.	R$123,256,609.70 as interim dividends
1.4.3.2.	Amount of earnings per share
1.4.3.2.1.	R$0.04301883 per common share – ON (post split)
1.4.3.2.2.	R$0.04732072 per class “A” preferred share – PNA (post split)
1.4.3.2.3.	R$0.04732072 per class “B” preferred share – PNB (post split)

1.4.3.3.	R$134,192,338.44 as interest on own capital
1.4.3.4.	Amount of earnings per share
1.4.3.4.1.	R$0.04683557 per common share – ON (post split)
1.4.3.4.2.	R$0.05151910 per class “A” preferred share – PNA (post split)
1.4.3.4.3.	R$0.05151910 per class “B” preferred share – PNB (post split)

2.	REGISTRATION
2.1.	Shareholders must keep their bank details updated with the Brokerage House where they have custody of their shares.

Those not in custody with brokers, should update their data by e-mail: dac.acecustodia@bradesco.com.br

3.	SERVICE
3.1.	Bookkeeping Agent: Banco Bradesco S.A

Shares and Custody Department

Núcleo Cidade de Deus, Prédio Amarelo, 2º floor, Vila Yara Osasco, SP CEP: 06029900

Phone: 0800-7011616

E-mail: dac.acecustodia@bradesco.com.br

3.2.	Depositary bank abroad: The Bank of New York Mellon

101 Barclay Street, 22th Floor

New York - NY - 10286

Phone: (212) 815-7118

email: cassandra.miranda@bnymellon.com

Curitiba, March 17, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.